FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2002

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---            ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

A press release dated April 15, 2002 announcing the timing for the first quarter earnings release and conference call.

Monday April 15, 2:02 pm Eastern Time

Press Release

SOURCE: STMicroelectronics

STMicroelectronics Announces Timing for 1st Quarter Earnings Release and Conference Call

GENEVA--(BUSINESS WIRE)--April 15, 2002--STMicroelectronics (NYSE:STM - news) announced that it will release earnings after 5:00 p.m. U.S. Eastern Time / 11:00 p.m. Central European Time (CET), on Monday, April 22, 2002.

The press release will be available immediately on the Company's website at www.st.com.

The management of STMicroelectronics will conduct a conference call on Tuesday, April 23, 2002 at 10:00 a.m. U.S. Eastern Time / 4:00 p.m. CET, to discuss operating performance for the first quarter of 2002.

The conference call will be available via the Internet by accessing the following Web address: www.vcall.com. Those accessing the webcast should go to the Website at least 15 minutes prior to the call, in order to register, download and install any necessary audio software. The webcast will be available until 12 midnight (CET) on May 3, 2002.

About STMicroelectronics

STMicroelectronics, the world's third largest independent semiconductor company, is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, (IP) Intellectual Property portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today's convergence markets. The Company's shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2001, the Company's net revenues were $6.36 billion and net earnings were $257.1 million. Further information on ST can be found at www.st.com.

Contact:

     Investor Relations Europe:
     Benoit de Leusse
     Investor Relations Manager Europe
     Tel: +33.4.50.40.24.30
     Fax: +33.4.50.40.25.80
                 or
     Investor Relations USA:
     Stanley March
     Director of Investor Relations, USA
     Tel: +1.212.821.8939
     Fax: +1.212.821.8923
                 or
     Media Relations Corporate:
     Maria Grazia Prestini
     Director, Corporate Media Relations
     Tel.: +41.22.929.6945
     Fax: +41.22.929.6950
                 or
     Press Relations USA:
     Michael Markowitz
     Director, U.S. Media Relations
     Tel: +1.212.821.8959
     Fax: +1.212.821.8922


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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2002                       STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer